FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1 - Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: June 7, 2010

3

Exhibit 99.1

China Medical Technologies Reports Financial Results for Fourth Fiscal Quarter and Full Year ended March 31, 2010

Beijing, China, June 4, 2010 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based advanced in-vitro diagnostic (“IVD”) company, today announced its unaudited financial results for the fourth fiscal quarter (“4Q FY2009”) and the full fiscal year ended March 31, 2010 (“FY2009”).

4Q FY2009 Highlights

•	Revenues decreased by 29.3% year-over-year to RMB175.7 million (US$25.7 million) but increased by 2.0% sequentially.

•	Income from continuing operations and net income was RMB9.1 million (US$1.3 million).

•	Non-GAAP income from continuing operations, as defined below, decreased by 57.2% year-over-year to RMB51.5 million (US$7.5 million) but increased by 12.8% sequentially.

•	Diluted earnings from continuing operations per ADS* was RMB0.35 (US$0.05).

•	Non-GAAP diluted earnings from continuing operations per ADS*, as defined below, decreased by 56.7% year-over-year to RMB1.98 (US$0.29) but increased by 13.8% sequentially.

•	Net cash generated from operations was RMB59.8 million (US$8.8 million).

•	Approximately 110,000 ADSs* were repurchased under the Company’s share repurchase program.

•

Approximately RMB76.8 million (US$11.2 million) 4% convertible notes were purchased and cancelled by the Company. Approximately 192,000 ADSs* were returned to the Company under the share lending agreement in connection with the issuance of 4% convertible notes in August 2008.

FY2009 Highlights

•	Revenues decreased by 12.9% year-over-year to RMB723.1 million (US$105.9 million).

•	Loss from continuing operations and net loss was RMB57.0 million (US$8.4 million).

•	Non-GAAP income from continuing operations, as defined below, decreased by 55.5% year-over-year to RMB187.3 million (US$27.4 million).

•	Diluted loss from continuing operations per ADS* was RMB2.17 (US$0.32).

•	Non-GAAP diluted earnings from continuing operations per ADS*, as defined below, decreased by 55.5% year-over-year to RMB7.13 (US$1.04).

Targets for 1Q FY2010

•	Target revenues are expected to be not less than RMB185.0 million (US$27.1 million).

•	Target non-GAAP income from continuing operations is expected to be not less than RMB56.0 million (US$8.2 million).

•	Target non-GAAP diluted earnings from continuing operations per ADS* is expected to be not less than RMB2.14 (US$0.31).

Targets for FY2010

•	Target quarterly revenues are expected to increase in a range of 5% - 7% on a quarter-over-quarter basis during FY2010.

•

Target quarterly non-GAAP income from continuing operations and target quarterly non-GAAP diluted earnings from continuing operations per ADS* are expected to increase at a rate higher than that of target quarterly revenues.

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We continued to achieve organic growth in the past quarter despite the impact of two important public holidays in China,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “Our business turnaround is demonstrated by the solid progress we made on every line of business, as well as imminent cost synergies we expect to come as we broaden our product offering. While the first half of FY2009 proved to be eventful for us, we executed well in the past quarter on our three strategic imperatives including formal launch of our SPR analyzer, expansion in product portfolio and investment in research and development for future growth. Our initial SPR launch has resulted in penetrating a number of our top tier hospital customers and we will start to generate revenue from sales of HPV DNA chips this quarter. Turning to our FISH business, we continue to see significant uptake in a number of applications including prenatal, urology, gynecology and hematological malignancies. We also saw momentum in companion diagnostic tests for targeted cancer drugs such as our HER-2 gene test for the use of Herceptin in breast cancer patients and stomach cancer patients as well as our EGFR gene test for the use of Iressa and Tarceva in non-small cell lung cancer patients. Our direct sales force has been focusing on these high growth areas with our existing top tier hospital customers. As for our ECLIA business, we received SFDA approval for our fully-automated analyzer in April, 2010. Our major target end users will be top tier hospitals as well as high volume users among mid size hospitals of our ECLIA existing users, which we expect to be another growth driver for our relatively maturing ECLIA business starting in 2011. Finally, we continue to invest in research and development and anticipate additional SFDA approvals in the coming quarters, most notably our HPV DNA chip in the near term. With more extensive product offering and broader coverage of top tier hospitals, we believe that we are well positioned for a phase of accelerated growth starting this quarter.”

Mr. Sam Tsang, Chief Financial Officer of the Company commented, “To address certain concerns raised by some of our shareholders and potential investors regarding our high level of leverage, we have taken various measures during the past few months including the purchases of our 3.5% tranche as well as 4% tranche of convertibles notes from the open market at significant discounts on the face value of the convertible notes, the termination of our share repurchase program and the suspension of our annual dividend. We intend to continue to reduce our leverage by accumulating cash generated from our operations. When we reduce our leverage to an appropriate level, we will resume our annual dividend. Nevertheless, we will not reduce our investment in the expansion of our direct sales network serving top tier hospitals and the internal product development on our three technology platforms which will sustain our growth in the mid to long term.”

4Q FY2009 Unaudited Financial Results

The Company reported revenues of RMB175.7 million (US$25.7 million) for 4Q FY2009, representing a 29.3% decrease from the corresponding period of FY2008 but a 2.0% increase from 3Q FY2009.

The Company’s revenues are currently generated from two segments, molecular diagnostic systems and immunodiagnostic systems. The molecular diagnostic system segment includes FISH products and is expected to include SPR products in 1Q FY2010 while the immunodiagnostic system segment consists of ECLIA products.

Molecular diagnostic system sales for 4Q FY2009 were RMB100.9 million (US$14.8 million), representing an 8.0% decrease from the corresponding period of FY2008 but a 4.9% increase from 3Q FY2009. The year-over-year decrease was primarily due to the sales of remaining inventory of fluorescent microscopes during 4Q FY2008 while there were no such sales since 1Q FY2009.

Immunodiagnostic system sales for 4Q FY2009 were RMB74.8 million (US$11.0 million), representing a 46.2% decrease from the corresponding period of FY2008 and a 1.7% decrease from 3Q FY2009. The year-over-year decrease was primarily due to the price reduction for ECLIA reagent kits in September 2009.

Gross margin was 64.9% for 4Q FY2009 which decreased year-over-year from 75.1% for the corresponding period of FY2008 but improved sequentially from 63.4% for 3Q FY2009. The year-over-year decrease in gross margin was primarily due to the impact of the price reduction for ECLIA reagent kits. The sequential increase in gross margin was primarily due to the purchase price reduction for major raw materials used in the production of ECLIA reagent kits from January 2010.

Research and development expenses were RMB10.4 million (US$1.5 million) for 4Q FY2009, representing a 3.0% year-over-year decrease and a 3.6% sequential decrease.

Sales and marketing expenses were RMB16.7 million (US$2.4 million) for 4Q FY2009, representing a 39.6% year-over-year increase but a 12.4% sequential decrease. The year-over-year increase was primarily due to the increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB26.7 million (US$3.9 million) for 4Q FY2009, representing a 30.2% year-over-year increase and a 3.5% sequential increase. The year-over-year increase was primarily due to the increase in staff expenses.

Amortization of SPR intangible assets was RMB27.3 million (US$4.0 million) for 4Q FY2009.

Interest expense on convertible notes was RMB34.8 million (US$5.1 million) for 4Q FY2009. As of March 31, 2010, the Company’s outstanding convertible notes of US$150.0 million and US$264.8 million bear interest at 3.5% and 4.0% per annum, respectively and will mature in November 2011 and August 2013, respectively. Due to the adoption of new authoritative guidance governing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion effective on April 1, 2009, the Company recorded additional non-cash interest expense of RMB7.6 million (US$1.1 million) for the US$150.0 million 3.5% convertible notes in 4Q FY2009. The Company also made an adjustment related to these convertible notes for the corresponding period of FY2008 by increasing non-cash interest expense by RMB7.2 million to adopt this guidance retrospectively. This new guidance is not applicable to the US$264.8 million 4% convertible notes.

Interest expense on amortization of convertible notes issuance costs was RMB4.3 million (US$0.6 million) for 4Q FY2009.

Other income was RMB26.3 million (US$3.8 million) for 4Q FY2009. The significant year-over-year increase was primarily due to the gain from the purchase of the Company’s convertible notes on the open market.

Income tax expense was RMB15.2 million (US$2.2 million) for 4Q FY2009.

Income from continuing operations and net income was RMB9.1 million (US$1.3 million) for 4Q FY2009.

Non-GAAP income from continuing operations excluding stock compensation expense, amortization of acquired intangible assets, non-cash interest expense of convertible notes arising from the adoption of the new guidance related to convertible instruments that can be settled in cash or partially in cash upon conversion and gain on purchase of its convertible notes was RMB51.5 million (US$7.5 million) for 4Q FY2009, representing a 57.2% decrease from the corresponding period of FY2008 but a 12.8% increase from 3Q FY2009.

Stock compensation expense for 4Q FY2009 was RMB10.7 million (US$1.6 million), of which RMB1.4 million was allocated to research and development expenses and RMB9.3 million to general and administrative expenses.

Amortization of acquired intangible assets for 4Q FY2009 was RMB49.8 million (US$7.3 million), of which RMB22.4 million was allocated to cost of revenues and RMB27.4 million to operating expenses.

As of March 31, 2010, the Company’s cash and cash equivalents was RMB815.5 million (US$119.5 million). Net cash generated from operating activities for 4Q FY2009 was RMB59.8 million (US$8.8 million).

As of March 31, 2010, the Company’s net accounts receivable was RMB303.4 million (US$44.4 million), representing an increase of 0.8% from the balance at December 31, 2009.

FY2009 Unaudited Financial Results

Revenues were RMB723.1 million (US$105.9 million) for FY2009, representing a 12.9% year-over-year decrease.

Molecular diagnostic system sales for FY2009 were RMB384.8 million (US$56.4 million), representing an 18.3% year-over-year increase. Immunodiagnostic system sales for FY2009 were RMB338.3 million (US$49.5 million), representing a 33.0% year-over-year decrease. The year-over-year increase in molecular diagnostic system sales was primarily due to the increase in usage of the Company’s FISH probes by existing and new hospital customers served by the Company’s direct sales personnel. The year-over-year decrease in immunodiagnostic system sales was primarily due to the price reduction of ECLIA reagent kits from September 2009.

Gross margin decreased to 67.1% for FY2009 as compared to 72.0% for FY2008 primarily due to the price reduction of ECLIA reagent kits.

Research and development expenses were RMB42.3 million (US$6.2 million) for FY2009, representing a 34.5% year-over-year increase. The increase was primarily due to the development of FISH probes, SPR-based chips, ECLIA reagent kits as well as fully-automated ECLIA analyzers.

Sales and marketing expenses were RMB64.1 million (US$9.4 million) for FY2009, representing a 49.9% year-over-year increase. This increase was primarily due to the increase in direct sales efforts for molecular diagnostic systems.

General and administrative expenses were RMB144.7 million (US$21.2 million) for FY2009, representing a 48.2% year-over-year increase. The increase was primarily due to the costs for the independent internal investigation as well as provision for bad debts related to certain ECLIA customers.

Interest expense on convertible notes was RMB141.1 million (US$20.7 million) for FY2009, representing a 26.2% year-over-year increase. The increase was primarily due to the issuance of US$276.0 million 4% convertible notes in August 2008.

Interest expense on amortization of convertible notes issuance costs was RMB17.4 million (US$2.5 million) for FY2009, representing a 30.6% year-over-year increase. The increase was primarily due to the issuance of US$276.0 million 4% convertible notes in August 2008.

Other income was RMB26.5 million (US$3.9 million) for FY2009. The significant year-over-year increase was primarily due to the gain from the purchase of the Company’s convertible notes on the open market.

Income tax expense was RMB63.6 million (US$9.3 million) for FY2009. The significant income tax expense was primarily because certain expenses of the Company such as stock compensation expense, amortization of acquired intangible assets and interest expense of convertible notes were not deductible for income tax purpose. In addition, the Company is required to accrue for withholding income tax on distributable earnings generated in China during the year.

Loss from continuing operations and net loss was RMB57.0 million (US$8.4 million) for FY2009.

Non-GAAP income from continuing operations excluding stock compensation expense, amortization of acquired intangible assets, non-cash interest expense of convertible notes arising from the adoption of the new guidance related to convertible instruments that can be settled in cash or partially in cash upon conversion and gain on purchase of its convertible notes was RMB187.3 million (US$27.4 million) for FY2009, representing a 55.5% year-over-year decrease.

Stock compensation expense for FY2009 was RMB40.4 million (US$5.9 million), of which RMB6.3 million was allocated to research and development expenses and RMB34.1 million to general and administrative expenses. The Company approved the grant of 3,250,000 restricted stock, equivalent to 325,000 ADSs to certain directors, officers and employees on May 21, 2010 which was approximately 1.0% of the Company’s issued shares. The restricted stock vests at the end of a three-year period.

Amortization of acquired intangible assets for FY2009 was RMB199.1 million (US$29.2 million), of which RMB89.7 million was allocated to cost of revenues and RMB109.4 million to operating expenses.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8258 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of Wednesday, March 31, 2010. No representation is made that the RMB amounts could have been or could be converted into U.S. dollars at that rate or at any other rate on March 31, 2010 or at any other dates.

Share Repurchase Program

In September 2009, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$30 million worth of its outstanding ADSs from the open market or in block trades for a period of one year, commencing on October 1, 2009. As of March 31, 2010, the Company repurchased a total of 500,000 ADSs at a cost of approximately US$6.4 million (including transaction costs). The Company has terminated the program.

Convertible Notes

The Company purchased 4% convertible notes with principal amount of about RMB76.8 million (US$11.2 million) for a total consideration of RMB50.5 million (US$7.4 million) during 4Q FY2009. As of March 31, 2010, the Company had US$264.8 million 4% convertible notes and US$150 million 3.5% convertible notes outstanding. The Company purchased additional 3.5% and 4% convertible notes subsequent to March 31, 2010.

Outlook for 1Q FY2010

The Company expects the molecular diagnostic system segment to continue its growth momentum and the immunodiagnostic system segment to rebound from its low level in 1Q FY2010.

The Company estimates the target revenues for 1Q FY2010 to be not less than RMB185.0 million (US$27.1 million).

The Company estimates the target non-GAAP income from continuing operations for 1Q FY2010 to be not less than RMB56.0 million (US$8.2 million).

The Company estimates the target non-GAAP diluted earnings from continuing operations per ADS for 1Q FY2010 to be not less than RMB2.14 (US$0.31).

The above targets are based on the Company’s current views on the operating and market conditions, which are subject to change.

Outlook for FY2010

The Company expects the sales of HPV DNA chips used with its SPR analyzers to increase rapidly in later quarters of FY2010 following the increasing number of SPR analyzers placed with its hospital customers during the fiscal year. The Company also expects a higher non-GAAP net margin for FY2010 compared with that of FY2009 primarily due to increasing revenue contribution from sales of FISH probes and HPV DNA chips which generate higher non-GAAP gross margin among the Company’s products.

The Company estimates the target quarterly revenues to increase in a range of 5% - 7% on a quarter-over-quarter basis during FY2010.

The Company estimates the target quarterly non-GAAP income from continuing operations and target quarterly non-GAAP diluted earnings from continuing operations per ADS to increase at a rate higher than that of target quarterly revenues.

The above targets are based on the Company’s current views on the operating and market conditions, which are subject to change.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of gross profit, operating income, income from continuing operations and earnings from continuing operations per ADS, which are adjusted from the results based on GAAP to exclude the impact of stock compensation expense, amortization of acquired intangible assets, acquired in-process research and development, non-cash interest expense of convertible notes arising from the adoption of the new guidance related to convertible instruments that can be settled in cash or partially in cash upon conversion and gain on purchase of its convertible notes. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the financial information included with this earnings announcement.

Conference Call

The Company’s senior management team will host an earnings conference call at 8:00a.m. U.S. Eastern Time on June 4, 2010 (or 8:00p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

-	U.S. Toll Free Number 1-866-543-6403

-	International Dial-in Number 1-617-213-8896

Passcode: CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00a.m. U.S. Eastern Time on June 5, 2010.

The dial-in details for the replay are as follows:

-	U.S. Toll Free Number 1-888-286-8010

-	International Dial-in Number 1-617-801-6888

Passcode: 63341451

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a leading China-based advanced IVD company using molecular diagnostic technologies including Fluorescent in situ Hybridization (FISH) and Surface Plasmon Resonance (SPR) and an immunodiagnostic technology, Enhanced Chemiluminescence Immunoassay (ECLIA), to develop, manufacture and distribute diagnostic products used for the detection of various cancers, diseases and disorders as well as companion diagnostic tests for targeted cancer drugs. The Company generates all of its revenues in China through the sale of diagnostic consumables including FISH probes, SPR-based DNA chips and ECLIA reagent kits to hospitals which are recurring users of the consumables for their patients. The Company sells FISH probes and SPR chips to large hospitals through its direct sales force and ECLIA reagent kits to small and mid-size hospitals through distributors. For more information, please visit http://www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as its outlook for 1Q FY2010 and FY2010, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang and Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2009	March 31, 2010
	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	1,456,410	815,453	119,466
Trade accounts receivable, net	343,037	303,368	44,444
Inventories	16,932	24,889	3,646
Prepayments and other receivables	20,425	21,508	3,151
Due from a related party	204,987	204,774	30,000

Total current assets	2,041,791	1,369,992	200,707

Property, plant and equipment, net	169,422	155,825	22,829
Land use rights	7,239	7,049	1,033
Goodwill	8,654	8,654	1,268
Intangible assets, net	3,487,474	3,285,190	481,290
Convertible notes issuance costs	65,816	46,681	6,839

Total assets	5,780,396	4,873,391	713,966

Liabilities
Current liabilities
Trade accounts payable	27,863	20,126	2,948
Accrued liabilities and other payables	892,905	183,498	26,883
Income taxes payable	77,112	57,529	8,428

Total current liabilities	997,880	261,153	38,259

Convertible notes	2,826,348	2,777,086	406,851
Deferred income taxes	29,898	67,134	9,836

Total liabilities	3,854,126	3,105,373	454,946

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 321,066,661 issued and outstanding as of March 31, 2009 and 322,680,001 issued and outstanding as of March 31, 2010	257,738	258,840	37,921
Additional paid-in capital	709,949	752,862	110,297
Treasury stock	—	(45,143)	(6,614)
Accumulated other comprehensive loss	(69,957)	(70,316)	(10,302)
Retained earnings	1,028,540	871,775	127,718

Total shareholders’ equity	1,926,270	1,768,018	259,020

Total liabilities and shareholders’ equity	5,780,396	4,873,391	713,966

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended				For the Year Ended
	March 31, 2009	December 31, 2009	March 31, 2010		March 31, 2009	March 31, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	As adjusted (5)				As adjusted (5)
	(in thousands except for per ADS information)
Revenues, net (1)	248,635	172,320	175,728	25,745	829,950	723,071	105,932
Cost of revenues (2)	(61,834)	(62,996)	(61,624)	(9,028)	(232,571)	(237,550)	(34,801)

Gross profit	186,801	109,324	114,104	16,717	597,379	485,521	71,131
Operating expenses:
Research and development (2) (3)	(10,670)	(10,738)	(10,352)	(1,517)	(31,450)	(42,293)	(6,196)
Acquired in-process research and development	—	—	—	—	(244,872)	—	—
Sales and marketing (2)	(11,963)	(19,058)	(16,695)	(2,446)	(42,722)	(64,055)	(9,384)
General and administrative (2) (3)	(20,538)	(25,844)	(26,743)	(3,918)	(97,596)	(144,671)	(21,195)
Amortization of SPR intangible assets (2)	(27,379)	(27,343)	(27,343)	(4,006)	(36,511)	(109,395)	(16,027)

Total operating expenses	(70,550)	(82,983)	(81,133)	(11,887)	(453,151)	(360,414)	(52,802)

Operating income	116,251	26,341	32,971	4,830	144,228	125,107	18,329
Interest income	5,608	4,332	4,155	609	32,354	13,456	1,971
Interest expense – convertible notes (5)	(34,993)	(35,421)	(34,831)	(5,103)	(111,852)	(141,123)	(20,675)
Interest expense – amortization of convertible notes issuance costs (5)	(4,383)	(4,378)	(4,263)	(624)	(13,323)	(17,402)	(2,549)
Interest expense – other	(785)	—	—	—	(4,240)	—	—
Other income/ (expense), net	(168)	225	26,267	3,848	(3,732)	26,477	3,879

Income/ (loss) before income tax	81,530	(8,901)	24,299	3,560	43,435	6,515	955
Income tax expense	(32,143)	(13,088)	(15,206)	(2,228)	(73,042)	(63,556)	(9,311)

Income/ (loss) from continuing operations	49,387	(21,989)	9,093	1,332	(29,607)	(57,041)	(8,356)
Income from discontinued operation (2)	—	—	—	—	364,409	—	—

Net income/ (loss)	49,387	(21,989)	9,093	1,332	334,802	(57,041)	(8,356)

Earnings/ (loss) from continuing operations per ADS
- basic	1.88	(0.84)	0.35	0.05	(1.13)	(2.17)	(0.32)

- diluted	1.87	(0.84)	0.35	0.05	(1.13)	(2.17)	(0.32)

Earnings from discontinued operations per ADS
- basic	N/A	N/A	N/A	N/A	13.87	N/A	N/A

- diluted	N/A	N/A	N/A	N/A	13.87	N/A	N/A

Weighted average number of ADS
- basic	26,287,974	26,262,471	25,993,349	25,993,349	26,277,629	26,254,639	26,254,639

- diluted	26,347,906	26,262,471	26,050,599	26,050,599	26,277,629	26,254,639	26,254,639

Notes:

	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
(1) Revenues, net
- Molecular diagnostic systems	109,640	96,166	100,897	14,782	325,294	384,762	56,369
- Immunodiagnostic systems	138,995	76,154	74,831	10,963	504,656	338,309	49,563

	248,635	172,320	175,728	25,745	829,950	723,071	105,932

	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
(2) Depreciation and amortization
- Cost of revenues	25,328	25,862	25,881	3,792	99,678	102,801	15,060
- Research and development	421	845	857	126	1,204	3,833	562
- Sales and marketing	32	39	116	17	139	255	37
- General and administrative	1,322	1,244	1,157	170	5,253	4,968	728
- Amortization of SPR intangible assets	27,379	27,343	27,343	4,006	36,511	109,395	16,027
- Income from discontinued operation	—	—	—	—	3,953	—	—

	54,482	55,333	55,354	8,111	146,738	221,252	32,414

	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
(3) Stock compensation expense
- Research and development	2,338	1,592	1,440	211	8,190	6,335	928
- General and administrative	11,581	8,642	9,252	1,355	41,989	34,102	4,996

	13,919	10,234	10,692	1,566	50,179	40,437	5,924

(4)	In computing diluted earnings from continuing operations per ADS, interest expense and amortization in connection with convertible notes were not added back in computing diluted earnings from continuing operations per ADS because they were anti-dilutive.
(5)	As a result of the adoption of new authoritative guidance changing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion, the Company adjusted relevant numbers in the condensed consolidated statement of income for the three months ended and the year ended March 31, 2009 retrospectively in accordance with GAAP.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Year Ended
	March 31, 2009	March 31, 2010
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	490,758	279,877	41,003

Net cash used in investing activities	(1,467,195)	(715,522)	(104,826)

Net cash provided by/ (used in) financing activities	1,751,297	(205,061)	(30,042)

Effect of foreign currency exchange rate change on cash	(1,129)	(251)	(37)

Net increase/ (decrease) in cash and cash equivalents	773,731	(640,957)	(93,902)
Cash and cash equivalents:
At beginning of year	682,679	1,456,410	213,368

At end of year	1,456,410	815,453	119,466

China Medical Technologies, Inc.

Reconciliations of GAAP measures to Non-GAAP measures

	For the Three Months Ended				For the Year Ended
	March 31, 2009	December 31, 2009	March 31, 2010		March 31, 2009	March 31, 2010
	RMB As adjusted (2)	RMB	RMB	US$	RMB As adjusted (2)	RMB	US$
	(in thousands except for per ADS information)
Gross profit	186,801	109,324	114,104	16,717	597,379	485,521	71,131
Adjustment:
Amortization of acquired intangible assets	22,444	22,412	22,423	3,285	90,077	89,720	13,144

Non-GAAP gross profit	209,245	131,736	136,527	20,002	687,456	575,241	84,275

Gross margin	75.1%	63.4%	64.9%	64.9%	72.0%	67.1%	67.1%

Non-GAAP gross margin	84.2%	76.4%	77.7%	77.7%	82.8%	79.6%	79.6%

Operating income	116,251	26,341	32,971	4,830	144,228	125,107	18,329
Adjustment:
Stock compensation expense	13,919	10,234	10,692	1,566	50,179	40,437	5,924
Amortization of acquired intangible assets	49,823	49,755	49,766	7,291	126,588	199,115	29,171
Acquired in-process research and development	—	—	—	—	244,872	—	—

Non-GAAP operating income	179,993	86,330	93,429	13,687	565,867	364,659	53,424

Operating margin	46.8%	15.3%	18.8%	18.8%	17.4%	17.3%	17.3%

Non-GAAP operating margin	72.4%	50.1%	53.2%	53.2%	68.2%	50.4%	50.4%

Income/(loss) from continuing operations	49,387	(21,989)	9,093	1,332	(29,607)	(57,041)	(8,356)
Adjustment:
Stock compensation expense	13,919	10,234	10,692	1,566	50,179	40,437	5,924
Amortization of acquired intangible assets	49,823	49,755	49,766	7,291	126,588	199,115	29,171
Acquired in-process research and development	—	—	—	—	244,872	—	—
Non-cash interest expense of convertible notes arising from the adoption of new guidance	7,153	7,618	7,618	1,116	28,614	30,477	4,465
Gain on purchase of convertible notes	—	—	(25,693)	(3,764)	—	(25,693)	(3,764)

Non-GAAP income from continuing operations	120,282	45,618	51,476	7,541	420,646	187,295	27,440

GAAP net margin	19.9%	—	5.2%	5.2%	—	—	—

Non-GAAP net margin	48.4%	26.5%	29.3%	29.3%	50.7%	25.9%	25.9%

Earnings/ (loss) from continuing operations per ADS
- basic	1.88	(0.84)	0.35	0.05	(1.13)	(2.17)	(0.32)

- diluted	1.87	(0.84)	0.35	0.05	(1.13)	(2.17)	(0.32)

Non-GAAP earnings from continuing operations per ADS
- basic	4.58	1.74	1.98	0.29	16.01	7.13	1.04

- diluted (1)	4.57	1.74	1.98	0.29	16.01	7.13	1.04

Weighted average number of ADS
- basic	26,287,974	26,262,471	25,993,349	25,993,349	26,277,629	26,254,639	26,254,639

- diluted (1)	26,347,906	26,262,471	26,050,599	26,050,599	26,277,629	26,254,639	26,254,639

Notes:

(1)	Interest expense and amortization in connection with convertible notes were not added back in computing non-GAAP diluted earnings from continuing operations per ADS because they were anti-dilutive.
(2)	As a result of the adoption of new authoritative guidance changing the accounting for convertible instruments that can be settled in cash or partially in cash upon conversion, the Company adjusted relevant numbers for the three months ended and the year ended March 31, 2009 retrospectively in accordance with GAAP.